

Manor
Investment Funds

1st Quarter Report
March 31, 2017
(Unaudited)

Fund Office:
15 Chester Commons
Malvern, PA 19355
610-722-0900   800-787-3334
www.manorfunds.com

Managed by:
Morris Capital Advisors, LLC

Manor Investment Funds

15 Chester Commons
Malvern, PA 19355

March 31, 2017

Dear Fellow Shareholders:

Our funds continue to prosper by consistently applying the conservative investment approach that has been successful over so many years.

Valuation is in the Eye of the Beholder

I have noticed a dramatic increase in commentary regarding over-extended valuation levels in the stock markets. It is not limited to those "perma-bears" who seem to make a living finding reasons to convert your investments to cash, gold, or highly leveraged put option strategies that only they can execute profitably. The topic has been discussed by research analysts at prominent financial institutions and well-regarded market commentators. The question has been posed to me by clients, business associates, even late night at the bar with my hockey teammates. I haven't been stopped and asked on the street by strangers, but I do wonder if that is next.

There are a number of good reasons to have this discussion, and to have this discussion now. First, the strength and duration of the market rally that began late last year has surprised may people. The move has been fueled by a change in investor expectations amid the potential for regulatory and tax reform, rather than underlying measurable economic improvement. The rally extended valuation metrics stretched over the last several years as central bankers employed controversial policy measures to influence economic activity and the markets. Finally, valuations should always matter when investing in shares of operating companies rather than market index proxies.

The problem with all of this is that there is really no single valuation measure, or group of valuation measures, that can be considered a consistently reliable indicator. Valuation measures may look elevated on an absolute basis, but might be more or less attractive on a relative basis due to changes in shifting comparisons. The perceived importance of valuation measures has also changed due to changes in investor habits and expectations.

A recent report by Bank of America analyst Savita Subramanian illustrates the problem. She reviewed 20 different valuation metrics relative to their historical levels, concluding that the index is overvalued based on 18 of the twenty measures, some by as much as 85%. The forward price earnings ratio of the S&P 500 of 17.5x, is at its highest level since 2002, with trailing P/E and Shiller P/E at comparable highs. Subramanian points out that the only way stocks look cheap is relative to bonds, but after all, isn't that the alternative? She also notes that among those 20 valuation measures stocks look cheap based on price to free cash flow, which also happens to be one of our preferred valuation measures. Curiously, Subramanian ends by raising her year-end price target for the S&P 500 because valuations fundamentals typically take a back seat to sentiment and technical factors in the later stages of a bull market. Hmmm.

Bill Gross, in his latest monthly commentary, takes a slightly less data driven approach to advise investors to lower their market expectations. He makes the case that stocks need economic growth of 3% to drive earnings and higher P/E's, and that 3% growth is unlikely unless productivity rises above the 0.5% rate of the past five years to historical levels closer to 2.0%. He considers that unlikely, citing an IMF report that the current trend in productivity is an offspring of negative real interest rates, misallocation of capital, and slowdown in business creation resulting from policy measures implemented by the Fed in response to the financial crisis.

The Manor Fund

The Manor Fund rose 6.17%, net of all fees and expenses, during the quarter ending March 31, 2017, outperforming the S&P 500 index return of 6.07% and comparable mutual funds, as measured by the Lipper Large-Cap Core mutual fund index, return of 5.76%. The Fund underperformed the S&P 500 index and comparable mutual funds during the trailing year returning 13.08% for the Fund compared to 17.20% for the S&P 500 and 17.86% for comparable mutual funds. The Fund underperformed the S&P 500 index and comparable mutual funds during the trailing 3-year, 5-year, and 10-year periods with an annualized return of 5.64%, 10.54%, and 6.45% for the Fund compared to an annualized return of 10.38%, 13.25%, and 7.48% for the S&P 500 index, and returns of 8.83%, 12.31%, and 6.74% for the Lipper Large-Cap Core mutual fund index.

During the 1st Quarter of 2017, the Fund was helped by strong performance from Skyworks Solutions, Inc., Facebook, Inc., Western Digital Corp., Applied Materials, Inc., and Avery Dennison Corp. Skyworks Solutions designs and manufactures semiconductor products. The stock jumped early in the quarter when the company announced earnings above expectations, reaffirmed earnings guidance, and a new stock repurchase program. The shares of Facebook rose steadily throughout the quarter. The company reported revenue and earnings above expectations, and an increase in daily active users. The company also announced continued growth in mobile advertising revenue. The shares of Western Digital also rose steadily throughout the quarter. The company reported revenue and earnings above expectations driven by strong top-line revenue growth across each of its operating segments, bolstered by its successful acquisition of SanDisk. The shares of Applied Materials, a designer and manufacturer of semiconductor manufacturing equipment, also rose steadily throughout the quarter. The company reported earnings above expectations and raised guidance for revenue and earnings next quarter. The shares of Avery Dennison jumped after the company reported revenue and earnings above expectations, and raised earnings guidance for the fiscal year. Management attributed the results to strong organic growth and margin expansion driven by growth in high value product categories and efficient execution.

Notable laggards during the 1st Quarter of 2017 include Signet Jewelers Ltd., Baker Hughes, Inc., Delta Air Lines, Inc., and Discover Financial Services. The shares of Signet Jewelers fell throughout the quarter, extending a decline that started last year. The company lowered guidance early in the quarter due to weak holiday comps, driven primarily by weak performance in their e-commerce division. The stock stabilized later in the quarter after the company reported results in line with the lowered expectations. The shares of Baker Hughes declined during the first quarter, retracing a portion of the rally in the stock over the second half of 2016. The company reported earnings below expectations despite beating revenue estimates. Management forecast better domestic exploration activity and pricing, offset by weaker activity and pricing in offshore exploration. The company also commented that the announced combination with the GE Oil & Gas remains on track. The shares of Delta Airlines also retraced a portion of the run up in the shares last year despite reporting revenue and earnings in line with expectations, and increasing unit revenue guidance. The company indicated that higher fuel prices and employee wage increases were expected to pressure margins over the next quarter. The shares of Discover Financial Services declined despite reporting earnings above expectations and year-over-year revenue growth. The company reported growth in total loans, credit card loans, and consumer deposits, but a slight increase in the net charge-off rate in their loan portfolios.

During the quarter we trimmed our position in Amphenol Corp. and sold BE Aerospace, Inc., and Franklin Resources. Amphenol, a long-term holding, had appreciated substantially, so we sold

(Continued on page 10)

3

MANOR INVESTMENT FUNDS - MANOR FUND

Schedule of Investments - March 31, 2017

(Unaudited)

Portfolio of Investments

Description	Shares	Market Value
COMMON STOCKS –96.4%		
Consumer Discretionary – 11.9%		
Carnival Corp.	3,627	213,667
D. R. Horton, Inc.	6,366	212,051
Mohawk Ind. *	1,089	249,915
Signet Jewelers	1,610	111,525
		787,158
Consumer Staples – 7.3%		
CVS Health Corp.	1,817	142,634
Kroger Company	4,447	131,142
PepsiCo, Inc.	1,909	213,541
		487,317
Energy – 7.3%		
Baker Hughes Inc.	2,753	164,684
Occidental Pet.	1,204	76,285
Valero Energy	3,657	242,423
		483,392
Financial – 14.9%		
Chubb Corp.	1,112	151,510
Discover Financial	2,944	201,340
JPMorgan Chase	2,438	214,154
Metlife Inc.	3,312	174,940
PNC Financial	2,063	248,055
		989,999
Health Care – 12.1%		
Allergan PLC *	736	175,845
AmerisourceBergen	1,848	163,548
Anthem, Inc.	1,127	186,383
Mallinckrodt plc. *	1,495	66,632
Zimmer Biomet	1,725	210,640
		803,048
Industrial – 14.8%		
Avery Dennison	3,220	259,532
Delta Air Lines	3,604	165,640
FedEx Corp.	1,097	214,079
Fortune Brands H&S	2,929	178,230
Pentair PLC	2,599	163,165
		980,646
Information Technology – 21.1%		
Amphenol Corp-A	2,929	208,457
Applied Materials	5,221	203,097
Facebook, Inc. *	1,472	209,098
Microsoft Corp.	3,895	256,525
Skyworks Solutions	2,990	292,960
Western Digital	2,791	230,341
		1,400,478
Material – 1.0%		
Nucor Corp.	1,120	66,886
		66,886
Telecomm. – 1.9%		
AT & T, Inc.	3,006	124,899
		124,899
Utility – 0.8%		
AES Corporation	4,937	55,196
		55,196
Real Estate Investment Trust – 3.3%		
Equinix, Inc.	545	218,202
		218,202
TOTAL COMMON STOCKS (Cost $ 4,759,758)		6,397,221
SHORT-TERM INVESTMENTS – 3.5%		
1st Amer. Gov. Fund	239,740	239,740
TOTAL SHORT-TERM INVESTMENTS (Cost $ 239,740)		239,740
TOTAL INVESTMENTS – 99.9% (Cost $ 4,999,498)		6,636,961
Other Assets less Liabilities – Net 0.1%		7,168
NET ASSETS 100.0%		$ 6,644,129

*Non-income producing during the period.

Fund Performance



Investment Performance vs. the S&P 500 and the Lipper Large-Cap Core Index

■ Manor Fund   ▨ Lipper LC Core   ☐ S&P 500 Index

Quarter and Annualized Total Return for Periods Ending March 31, 2017

	Manor Fund	S&P 500 Index	Lipper LC Core Funds
1st Quarter	6.17 %	6.07 %	5.76 %
1-Year	13.08 %	17.20 %	17.86 %
3-Year Annualized	5.64 %	10.38 %	8.83 %
5-Year Annualized	10.54 %	13.25 %	12.31 %
10-Year Annualized	6.45 %	7.48 %	6.74 %
Annualized since inception 9/26/95	6.25 %	8.73 %	6.76 %

Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. You should evaluate investment returns over a long time period as the equity market can be volatile in the short term. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The advisor has contractually agreed to waive its fees and or absorb expenses of the Fund to ensure that the annual operating expenses do not exceed 1.25% through at least May 1, 2017 and cannot be terminated prior to at least one year after the effective date without approval.

Top Holdings and Industry Sectors

Top Company Holdings	
Company	**% of Net Assets**
Skyworks Solutions	4.4 %
Avery Dennison	3.9 %
Microsoft Corp.	3.9 %
Mohawk Industries	3.8 %
PNC Financial	3.7 %

Top Industry Sectors	
Industry	**% of Net Assets**
Info Technology	21.1 %
Financial	14.9 %
Industrial	14.8 %
Health Care	12.1 %
Consumer Disc.	11.9 %

MANOR INVESTMENT FUNDS - GROWTH FUND
Schedule of Investments - March 31, 2017
(Unaudited)

Portfolio of Investments

Description	Shares	Market Value	Description	Shares	Market Value
COMMON STOCKS – 98.1%					
			Information Technology – 32.0%		
Consumer Discretionary – 22.4%			Alphabet Inc. Cl A *	271	229,754
Amazon.com Inc. *	414	367,028	Alphabet Inc. Cl C *	271	224,811
Dollar Tree, Inc. *	3,761	295,088	Apple, Inc.	3,860	554,527
Expedia, Inc.	2,471	311,766	Cognizant Tech *	5,559	330,872
LKQ Corp. *	9,374	274,377	F5 Networks *	2,300	327,911
Royal Caribbean	3,767	369,580	MasterCard Inc.	2,923	328,750
Time Warner Inc.	3,292	321,661	Microsoft Corp.	3,750	246,975
Whirlpool Corp.	1,384	237,121	ON SemCndctor *	22,641	350,709
		2,176,621	Trimble Navigate *	6,419	205,472
			Vantiv, Inc. *	4,847	310,789
Consumer Staples – 11.4%					3,110,570
Church & Dwight	7,323	365,198			
Constellation Brands	2,592	420,085	**Material – 3.3%**		
Walgreens Boots	3,871	321,487	Sherwin Williams	1,026	318,255
		1,106,770			318,255
Energy – 1.2%					
Schlumberger *	1,528	119,337	TOTAL COMMON STOCKS		9,530,628
		119,337	(Cost $7,039,150)		
Financial – 3.7%					
Chubb Limited	2,647	360,654			
		360,654	**SHORT-TERM INVESTMENTS – 1.8%**		
			1st Amer. Gov. Fund	179,789	179,789
Health Care – 15.4%			TOTAL SHORT-TERM INVESTMENTS		
AbbVie, Inc.	2,327	151,627	(Cost $ 179,789)		179,789
Celgene Corp. *	2,724	338,947			
Express Scripts *	3,596	237,013	TOTAL INVESTMENTS – 99.9%		
Gilead Sciences	4,125	280,170	(Cost$ 7,218,939)		9,710,417
Thermo Fisher	3,165	486,144			
		1,493,901			
Industrial – 8.7%			Other Assets less Liabilities – Net 0.1%		10,496
Acuity Brands, Inc.	1,120	228,480			
Robert Half Intl.	5,288	258,213	NET ASSETS – 100.0%		$ 9,720,913
Southwest Airline	6,656	357,827			
		844,520			

*Non-income producing during the period.

MANOR INVESTMENT FUNDS - GROWTH FUND
Fund and Performance Information - March 31, 2017
(Unaudited)

Fund Performance



**Investment Performance
vs. the S&P 500 and Lipper Large-Cap Growth Index**

■ Growth Fund   ▨ S&P 500 Index   ☐ Lipper LC Growth

Quarter and Annualized Total Return for Periods Ending March 31, 2017

	Growth Fund	S&P 500 Index	Lipper LC Growth Funds
1st Quarter	**5.27 %**	6.07 %	10.33 %
1-Year	**8.60 %**	17.20 %	15.79 %
3-Year Annualized	**6.91 %**	10.38 %	8.99 %
5-Year Annualized	**10.67 %**	13.25 %	11.56 %
10-Year Annualized	**6.62 %**	7.48 %	7.65 %
Annualized since inception 6/30/99	**4.77 %**	5.09 %	2.76 %

Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. You should evaluate investment returns over a long time period as the equity market can be volatile in the short term. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The advisor has contractually agreed to waive its fees and or absorb expenses of the Fund to ensure that the annual operating expenses do not exceed 0.99% through at least May 1, 2017 and cannot be terminated prior to at least one year after the effective date without approval.

Top Holdings and Industry Sectors

Top Company Holdings	
Company	**% of Net Assets**
Apple, Inc.	5.7 %
Thermo Fisher	5.0 %
Constellation Brands	4.3 %
Royal Caribbean	3.8 %
Amazon.com Inc.	3.8 %

Top Industry Sectors	
Industry	**% of Net Assets**
Information Tech.	32.0 %
Consumer Disc.	22.4 %
Health Care	15.4 %
Consumer Staples	11.4 %
Industrial	8.7 %

MANOR INVESTMENT FUNDS - BOND FUND
Schedule of Investments - March 31, 2017
(Unaudited)

Portfolio of Investments

Description	Face Amount	Value
U.S. GOVERNMENT BONDS – 84.1%		
U.S. Treasury 0.625% Due 05-31-17	175,000	174,932
U.S. Treasury 1.375% Due 11-30-18	250,000	250,703
U.S. Treasury 1.000% Due 11-30-19	250,000	247,246
U.S Treasury 1.500 % Due 01-31-22	50,000	49,016
U.S. Treasury 1.250 % Due 07-31-23	200,000	189,266
U.S. Treasury 1.500 % Due 08-15-26	150,000	138,797
TOTAL U.S. GOVERNMENT BONDS		
(Cost $ 1,068,407)		1,049,960
SHORT-TERM INVESTMENTS – 15.6%		
1st American Treasury Obligation Fund	195,515	195,515
TOTAL SHORT-TERM INVESTMENTS		
(Cost $ 195,515)		195,515
TOTAL INVESTMENTS – 99.7%		
(Cost $ 1,263,922)		1,245,475
Other Assets less Liabilities – Net – 0.3%		4,302
NET ASSETS - 100.0%		$ 1,249,777

SECURITY VALUATION:
Equity securities which are traded on a national or foreign securities exchange and over-the-counter securities listed in the NASDAQ National Market System are valued at the last reported sales price on the principal exchange on which they are traded on the date of determination. Securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Over-the-counter securities not listed on the NASDAQ National Market System are valued at the mean of the current bid and asked prices. Fixed income securities are valued on the basis of valuations provided by independent pricing services. The independent pricing organization values the investments, taking into consideration characteristics of the securities, values of similar securities that trade on a regular basis, and other relevant market data. Securities for which market quotations are not readily available may be fair valued under procedures adopted by the Fund's board. Short-term securities maturing in 60 days or less are stated at cost plus accrued interest earned which approximated market value, in accordance with the terms of a rule adopted by the Securities and Exchange Commission. The amortized cost method values a security at cost on the date of purchase and thereafter assumes a constant amortization to maturity of any discount or premium.

MANOR INVESTMENT FUNDS - BOND FUND
Fund and Performance Information - March 31, 2017
(Unaudited)

Fund Performance



**Investment Performance
vs. the Barclay's Int. Treasury Index
and the Lipper Gov't Index**

■ Bond Fund   ⊡ Lipper US Gov't   ⊡ Barclay's Int. Treasury

Quarter and Annualized Total Return for Periods Ending March 31, 2017

	Bond Fund	Lipper US Gov't Fund Index	Barclays Intermediate Treasury Index
1st Quarter	0.19 %	0.58 %	0.55 %
1-Year	-2.00 %	-0.71 %	-0.71 %
3-Year Annualized	-0.28 %	2.07 %	1.57 %
5-Year Annualized	-0.36 %	1.47 %	1.24 %
10-Year Annualized	0.88 %	3.58 %	3.40 %
Annualized since inception 6/30/99	1.94 %	4.30 %	4.09 %

Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. You should evaluate investment returns over a long time period as the equity market can be volatile in the short term. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The advisor has contractually agreed to waive its fees and or absorb expenses of the Fund to ensure that the annual operating expenses do not exceed 0.95% through at least May 1, 2017 and cannot be terminated prior to at least one year after the effective date without approval.

Top Five Holdings

Security	% of Net Assets
US Treasury 1.375% Due 11-30-18	20.1 %
US Treasury 1.000% Due 11-30-19	19.8 %
US Treasury 1.250% Due 07-31-23	15.1 %
US Treasury 0.625% Due 05-31-17	14.0 %
US Treasury 1.500% Due 08-15-26	11.1 %
US Treasury 1.500% Due 01-31-22	3.9 %

(Continued from page 3)

a portion of the position to take gains and reduce over-concentration in the name. BE Aerospace, another long-term holding, received a merger buyout from Rockwell Collins. We sold BE Aerospace to cash out at the merger price rather than accepting the cash and stock offer from Rockwell. We also sold Franklin Resources, a financial services company focused primarily on fixed income mutual funds, due to concerns about increased competition in the space and valuation pressures as interest rates increase. We used the proceeds to purchase D.R. Horton, Inc., a homebuilder, Equinix, Inc., a real estate investment trust specializing in high performance data centers, and Western Digital, provider of data storage and security systems for a wide range of applications.

The Growth Fund

The Manor Growth Fund rose 5.27%, net of all fees and expenses, during the quarter ending March 31, 2017, underperforming the S&P 500 index return of 6.07% and comparable mutual funds, as measured by the Lipper Large-Cap Growth mutual fund index, with a return of 10.33%. The Fund underperformed the S&P 500 index during the trailing 1-year, 3-year, 5-year, and 10-year periods with returns of 8.60%, 6.91%, 10.67%, and 6.62% compared to returns of 17.20%, 10.38%, 13.25%, and 7.48% for the index. The fund underperformed comparable mutual funds, as measured by the Lipper Large-Cap Growth mutual fund index during the trailing 1-year, 3-year, 5-year and 10-year periods with returns of 8.60%, 6.91%, 10.67%, and 6.62% for the fund compared to returns of 15.79%, 8.99%, 11.56%, and 7.65% for the index. The Fund continues to outperform the Lipper index since inception with returns of 4.77% for the Fund compared to 2.76% for the index.

During the 1st Quarter of 2017 the Fund was helped by strong performance from Apple Inc., Royal Caribbean Cruises, ON Semiconductor Co., Amazon.com, Inc., and Sherwin Williams Co. The shares of Apple have been moving up steadily for the past year. The company reported revenue and earnings above expectations while gross margins remained stable. Management did reduce guidance slightly for the coming quarter, but investors were reassured by stable results in a quarter without major product announcements, and the expectation for strong demand for new iPhone models later this year. The shares of Royal Caribbean Cruises jumped when the company reported earnings above expectations and raised earnings guidance for the quarter and fiscal year. Royal Caribbean improved operating results and is well positioned in the North American and European markets to continue those positive trends. The shares of ON Semiconductor extended the rally that began last year. The shares jumped when the company reported revenue and earnings above expectations, and raised revenue guidance for the next quarter. The shares of Amazon rose steadily throughout the quarter despite announcing weak quarterly results. The company beat earnings estimates, but reported revenue below expectations and issued downside guidance for revenues over the next quarter. The stock dropped slightly on the news and then rebounded over the balance of the quarter as investors focused on year-over-year revenue growth and several new revenue enhancing services. The shares of Sherwin Williams rallied during the quarter, recovering much of the decline in the stock that occurred last year. The stock jumped when quarterly results were announced, despite missing earnings expectations. Revenue growth was strong and management expects that divestitures related to the acquisition of Valspar to be lower than previously expected.

Notable laggards during the 1st Quarter of 2017 include Michael Kors, Acuity Brands, Inc., Gilead Sciences, Inc., Whirlpool Corporation, and LKQ Corp. The shares of Michael Kors declined when the company reported quarterly operating results. Kors reported earnings in line with expectations, but missed revenue expectations. The company also reduced revenue and earnings guidance below expectations for the next quarter. The shares of Acuity Brands fell early in the quarter when the company reported revenue and earnings that missed expectations. Management comments that softness in demand could linger into the next quarter also pressured the shares. The shares of Gilead Sciences also declined after reporting quarterly results. Gilead reported revenue and earnings above expectations, and a dividend increase, but reduced revenue guidance for the next quarter. The reduced revenue guidance is due to pressures on its Hepititis-C treatment. The shares of Whirlpool dropped sharply when the company reported earnings less than expected.

Revenue and growth were in line with expectations and the company reaffirmed revenue expectations, but that was not enough to prevent the stock from retracing a portion of its rally from last quarter. The shares of LKQ fell late in the quarter despite reporting strong revenue growth and earnings above expectations. The shares were pressured by revenues below expectations and a reduction in earnings guidance for the fiscal year.

During the quarter we sold Harman International and Michael Kors. Harman International received a buyout offer from Samsung Industries. We elected to liquidate the position to realize gains from an offer that was at a substantial premium. We sold our position in Michael Kors as the company struggled to produce consistent operating results in the highly competitive fashion retailing industry. We reinvested the proceeds of these transactions in Expedia, Inc., and Vantiv, Inc. Expedia is an online travel company operating under numerous brands including Hotels.com, Hotwire.com in addition to Expedia.com. Vantiv, Inc. provides electronic payment processing services to merchants and financial institutions. Vantiv enables merchants to accept credit, debit, and prepaid card transactions through a single provider, and provides card processing, payment, and fraud protection services to financial institutions.

The Bond Fund

The Manor Bond Fund generated a return of 0.19%, net of all fees and expenses, during the quarter ending March 31, 2017, underperforming the Bloomberg Barclay Intermediate US Treasury index return of 0.58% and the Lipper US Government mutual fund index return of 0.55%. The Fund underperformed the Bloomberg Barclay Intermediate US Treasury index and the Lipper US Government mutual fund index during the trailing 1-year, 3-year, 5-year, and 10-year periods with returns of –2.00%, -0.28%, -0.36%, and 0.88% for the Fund, compared to –0.71%, 2.07%, 1.47%, and 3.58% for the Barclay Intermediate Treasury index, and –0.71%, 1.57%, 1.24%, and 3.40% for the Lipper US Government mutual fund index. Performance over these periods reflects the relatively conservative position of the Fund's investment portfolio of US Treasury securities. The Fund is managed to provide a low-risk alternative for conservative investors.

Recognizing the Return of Valuation

Goldman Sachs ties the issues of valuation levels more closely to the influence of the Fed and central banks over the capital markets, a factor that we have written about many times. Simply stated, the willingness of the Fed to support the markets in times of stress, or to flood the markets with liquidity to achieve broader economic goals, has given investors no reason to fear market declines. They have been conditioned to expect that the Fed will intervene when the market drops, and that the greater the decline, the greater the expected central bank response. It is hardly surprising that fundamental valuations seem elevated with investors conditioned this way for almost two decades. Unmentioned in all of this is the impact of index investing on valuation measures. For an index investor the only valuation measure that matters is market capitalization. The greater the market cap of an underlying company in the index the greater the proportion of the investment.

The preponderance of evidence dismissing valuation measures overlooks the fact that markets are never static. The Fed and other central banks are looking at ways to shrink their overextended balance sheets and reduce the distortions that their policies have inflicted on the markets. As the massive borrowing and liquidity injections are reversed fundamental valuation measures will return as the primary drivers of stock market performance. It will happen sooner than most investors expect, and when it does we will be ready.

Sincerely,
Daniel A. Morris

Risks:
Mutual fund investing involves risk, including possible loss of principal amount invested. The value of equity securities fluctuates in response to issuer, political, market, and economic developments. In the short term, equity prices can fluctuate dramatically in response to these developments. Different parts of the market and different types of equity securities can react differently to these developments. Foreign securities, foreign currencies, and securities issued by US entities with substantial foreign operation can involve additional risks.

𝕸anor Investment Funds

Fund Office:
15 Chester County Commons
Malvern, PA 19355

610-722-0900   800-787-3334
www.manorfunds.com

Funds distributed by:
Foreside Funds Services, LLC
Three Canal Plaza
Suite 100
Portland, ME 04101

This report is submitted for the general information of the shareholders of the Fund. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus, which includes information regarding the Fund's risks, objectives, fees and expenses, experience of its management and other information.